Filed by Chicago Bridge & Iron Company N.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-9(a) and 14a-12(b)

of the Securities Exchange Act of 1934

Subject Company: Chicago Bridge & Iron Company N.V.

Commission File No.: 1-12815

The following is a letter that was distributed by Chicago Bridge & Iron Company N.V. to its employees on December 18, 2017.

December 18, 2017

CB&I and McDermott Agree to Combine

To all CB&I employees:

I am pleased to share some important news about our company. We have announced an agreement to combine with McDermott International, Inc., in an all-stock transaction valued at $6.0 billion. I encourage you to visit our website, www.cbi.com to learn more about the announcement and watch the video below.

When accessing this video, you may need to first sign in to Office 365 suite by clicking Sign In in the top right-hand corner and entering your CB&I e-mail address and network password.

As you know, in August, we had announced our intent to sell our Technology and former Engineered Products businesses to strengthen the company’s balance sheet. However, after careful consideration by our Supervisory Board and management team, we ultimately decided to pursue this alternative path for CB&I. We believe this combination with McDermott is the best path forward for our company and will create significant long-term opportunity for shareholders, customers and our employees.

For those of you who do not already know about McDermott, it is a leading provider of integrated engineering, procurement, construction and installation services for offshore and subsea field developments worldwide. McDermott delivers fixed and floating production facilities, pipelines and subsea systems from concept to commissioning to help oil companies safely produce and transport hydrocarbons. Founded in 1923, it has a reputation for innovative designs, high quality construction, global installation resources and disciplined project execution.

Through this combination with McDermott, we will create a premier, vertically integrated engineering, procurement, fabrication, construction and installation provider across the energy infrastructure industry with significant scale, diversification and balanced global presence in high-growth markets. Together, we will have a broadened reach across the entire energy industry, and a substantial competitive advantage that responds to evolving customer needs. The combined company will benefit from an enhanced financial profile primed to drive growth and achieve significant synergies, will have a stronger capital structure and is expected to generate strong free cash flow.

We are committed to ensuring that this transaction is as seamless as possible for our employees. We have spent a considerable amount of time with McDermott’s leadership, including its President and CEO, David Dickson, who will lead the combined company following the close of the transaction. There is alignment in terms of philosophies on employee engagement, empowerment and communication and McDermott recognizes that our CB&I family is built around an extremely talented team. We believe this combination will create a positive future for the company.

We expect that the operational leadership of the combined company will include representatives from both CB&I and McDermott. Following the close of the transaction, I will stay with the company for a transition period to assist with the integration efforts as we work to ensure the capabilities and synergies of the combined company are maximized. Additionally, both companies will be forming integration planning teams, with Jim Sabin leading the planning efforts for CB&I before the close of the transaction.

While we believe there are many reasons to be excited about this combination, this announcement is just the first step. We expect the transaction to close in the second quarter of 2018, subject to customary legal and regulatory requirements and conditions. Until that time, CB&I and McDermott will continue to operate as independent companies and it remains business as usual. I ask that everyone continue to focus on your day-to-day responsibilities. Of course, safety will remain our top priority.

Finally, this news may lead to increased inquiries from external parties. Under our agreement with McDermott, we are subject to strict restrictions on our ability to communicate with external parties or respond to inquiries. Therefore, consistent with company policy, please forward all media calls to Gentry Brann (gentry.brann@cbi.com), and all investor calls to Scott Lamb (Scott.Lamb@cbi.com). If you have questions, please do not hesitate to reach out to your supervisor or send questions to integration@cbi.com.

Our ability to move forward with this transaction with McDermott is a testament to our team’s accomplishments. I thank you for your hard work and ongoing commitment to CB&I.

Sincerely,

Patrick K. Mullen

President and Chief Executive Officer

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and CB&I, which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Bidco intend to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

Various statements in this communication, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements include, but are not limited to, statements that relate to, or statements that are subject to risks, contingencies or uncertainties that relate to: anticipated cost and revenue synergies, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow and permanent financing. These forward-looking statements speak only as of the date of this report; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to rely on them unduly. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the following: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination; the risk that a condition to the closing of the anticipated combination may not be satisfied or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination, adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I, changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings, and the other risk factors discussed in McDermott’s and CB&I’s most recent Annual Reports on Form 10-K, as well as each company’s other filings with the SEC. These factors are not necessarily all the factors that could affect McDermott or CB&I. Unpredictable or unanticipated factors could also have material adverse effects on actual results of matters that are the subject of these forward-looking statements. We do not intend to update our description of important factors each time a potential important factor arises, except as required by applicable securities laws and regulations. We advise our security holders that they should (1) be aware that factors not referred to above could affect the accuracy of these forward-looking statements and (2) use caution and common sense when considering these forward-looking statements.